Law Offices of Michael H. Freedman, PLLC
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June 28, 2011

Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Matthew Crispino

Re:Premier Alliance Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 9, 2011
File No. 333-173879

Dear Mr. Crispino:

Premier Alliance Group, Inc. (the “Company”) acknowledges your phone message dated June 24, 2011 with regard to the above-referenced matter, whereby you accepted its prior response dated June 9, 2011 and requested the following information and representations:

Responses:

1.  The Company’s current aggregate market value of its voting common equity held by non-affiliates is approximately $2,538,399, based on (a) the closing price of the Company’s common stock on the OTC Bulletin Board (for purposes of determining this amount, only directors, executive officers, and 10% or greater stockholders and their respective affiliates have been deemed affiliates); and (b) 2,986,352 shares held by non-affiliates out of 8,092,992 shares of common stock outstanding.  Further, the Company confirms and represents that it will provide the non-affiliated aggregate market value in all future filings of its Form 10K and wherever else necessary and applicable.

2.   In response to your comments, the Company filed a Form 8-K under Item 5.07 with the Commission on June 27, 2011 regarding the Company’s Annual Shareholder Meeting held on June 9, 2011.

Effective Date:

We hereby request acceleration of effectiveness of the Premier Alliance Group Registration Statement on Form S-1 for Wednesday, June 29, 2011 at 4:30 PM, or as soon thereafter as is practicable.

We acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

We acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We acknowledge that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation throughout this matter.

Very truly yours,

/s/ Michael H. Freedman___________
Michael H. Freedman